FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2006

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Exhibit List

99.1        CEO CERTIFICATION OF AMENDED ANNUAL FILINGS DURING TRANSITION PERIOD for the period ending December 31, 2004

99.2        CFO CERTIFICATION OF AMENDED ANNUAL FILINGS DURING TRANSITION PERIOD for the period ending December 31, 2004

99.3        CEO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending March 31, 2005

99.4        CFO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending March 31, 2005

99.5        CEO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending June 30, 2005

99.6        CFO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending June 30, 2005

99.7        CEO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending September 30, 2005

99.8        CFO CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD for the interim period ending September 30, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: June 15, 2006